UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

MOTORCAR PARTS OF AMERICA, INC.
(Exact Name of Registrant as Specified in Charter)

NEW YORK	001-33861	11-2153962
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2929 California Street, Torrance, CA	90503
(Address of Principal Executive Offices)	(Zip Code)

Michael Umansky, Esq.
Vice President, General Counsel and Secretary
(310) 212-7910
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Motorcar Parts of America, Inc. (the “Company” or “we”) evaluated its current product lines and determined that certain products we manufacture or remanufacture contain tin, tungsten, tantalum and/or gold (3TG). A survey of our suppliers determined that our supply chain is Conflict Free Undeterminable, and, as a result, we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.motorcarparts.com/content/corporate-governance.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Motorcar Parts of America, Inc.
(Registrant)

/s/ Steve Kratz
By:	Steve Kratz, Chief Operating Officer	Date: May 30, 2014